FORM 2290.1SSE — 17A-5 FACING PAGE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49571

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Santander Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Morrissey Boulevard Mail Code: MA1-MB2-03-17
(No. and street)

Dorchester	**MA**	**02125**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Snyder **617-379-4162**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	**Boston**	**MA**	**02210**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Santander Securities

OATH OR AFFIRMATION

I, Jonathan Snyder affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Securities LLC as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 27, 2020

Date

SVP & CFO, SSLLC

Title

Notary Public

LAWRENCE A. CARTER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 20, 2023

2 Morrissey Boulevard, Dorchester, MA 02125

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2019 and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including

its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2020

We have served as the Company's auditor since 2016.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents (including $2,433,337 of deposits with affiliates)	$ 177,182,987
Deposit with clearing broker	100,000
Employee advances	1,225,600
Receivables from broker and dealers	25,752,506
Other receivables (including $25,628 from affiliates) - Net of allowance for uncollectible amounts of $54,469	376,022
Furniture, equipment and leasehold improvements - Net of accumulated depreciation of $900,789	106,739
Prepaid expenses	1,724,607
Total assets	$ 206,468,463
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $5,255,507 to affiliates)	$ 14,840,578
Accrued contingencies (Note 13)	138,063,776
Total liabilities	152,904,354
Member's equity	53,564,109
	$ 206,468,463

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Santander Securities LLC (the Company, or SSLLC), a Puerto Rico entity, provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company uses Pershing LLC as the clearing broker for all its brokerage transactions. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC.

During 2012, SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holdings USA, Inc. (SHUSA, or “the parent company”), the parent of SSLLC and subsidiary of Banco Santander, S.A. (“Santander Spain” or “the ultimate parent”). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank’s customers and others in eight states of the United States of America.

2. Significant Accounting Policies and Other Matters

The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry.

Summary of the Company’s Significant Accounting Policies:

Estimates
In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. The most significant of such estimates is the Company’s accrued arbitration expenses (note 13). Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less when acquired.

Employee Advances

The Company makes advances to certain registered representatives as part of their contractual employment. The original contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Receivables

Accounts receivable are recognized at net realizable value, and a reserve for uncollected receivables is established, based on the allowance method. An allowance for uncollected amounts will be established for all amounts over 120 days. Amounts receivable for more than 210 days that are improbable of collection shall be written off against the established allowance. Items expected to be recovered may remain on books with the related allowance until recovered, at which time the allowance may be reversed if no longer required.

Furniture, Equipment, Leasehold Improvements, and Depreciation

Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Receivable from Clearing Broker

The Company clears certain of its proprietary and customer transactions through Pershing LLC on a fully disclosed basis. The amount receivable from the clearing brokers relates to transactions as discussed in Note 7.

Income Taxes

The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standard Board, Accounting Standard Codification Topic 740, *Income Taxes*. Accordingly, the Company may report a liability for unrecognized tax benefits which resulted from uncertain tax positions taken in a tax return, if any. Any associated interest and penalties, will be recognized in income tax expense.

Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment

of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with insurance companies to sell annuity products on their behalf and with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of annuities or funds to investors and as such this is fulfilled when the annuity is sold or on the securities trade date. Any fixed amounts are recognized on the trade date. Variable amounts are recognized usually monthly or quarterly, as long as the investor remains with the annuity or fund for that period of time.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Principal Transactions
Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. These securities mainly consist of mutual funds.

Other Income
Marketing support assistance income is received from annuity carriers on a monthly basis and are recognized based on agreements with each counterparty.

Reclassifications
Amount in prior period financial statements are reclassified whenever necessary to conform to the current year presentation.

Revision of Previously Issued Financial Statements

In the prior year, the Company provided for potential unasserted claims associated with arbitration proceedings. Subsequent to the issuance of our prior years financial statements it was determined that due to an error to the calculation methodology the prior year accrual was under accrued by $4.1 million. Management evaluated the impact on previously issued financial statements and concluded that no prior year financial statements were materially misstated. As previously issued financial statements are not presented herein, the cumulative impact has been corrected as a revision to decrease beginning member's equity by $4.1 million.

Accounting Developments

In June 2016, the FASB issued ASU 2016-13, which revised guidance for determining credit impairment on financial instruments. ASU 2016-13 introduced two new subtopics: Subtopic 326-20 and Subtopic 326-30. Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost (the "Current Expected Credit Loss Model" or "CECL") requires entities to measure their credit loss allowance based on expected rather than incurred losses, with an anticipated result of more timely loss recognition. CECL is applicable to financial assets measured at amortized cost (including debt securities classified as held to maturity) that are not accounted for at fair value through net income, net investments in leases (excluding receivables arising from operating leases accounted for in accordance ASC 842) and certain off-balance sheet arrangements.

The Company has determined that the zero loss expectation exception applies to US Treasury holdings and therefore the company does not expect the adoption of ASU 2016-13 to have a material impact on its accounting and disclosures.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2019 evaluation, management has considered that the Company has incurred a net loss and has negative cash flows from operations for the years ended from December 31, 2013 to December 31, 2019. The Company's business purpose is to serve as an introducing broker dealer for customers of Santander Bank NA across 8 states, a wholly owned subsidiary of SHUSA.

The Company will continue as a going concern despite recurring losses which may impact SSLLC's capital, as SHUSA has agreed to provide the capital necessary to SSLLC to maintain an adequate net capital position for a year from the date of the financial statements issuance. In 2019 the Company received capital contributions of $110 million from the parent company.

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

We have reviewed Santander Securities LLC's assertions, included in the accompanying Santander Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2020

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530-5000, F: (617) 530-5001, www.pwc.com

Santander Securities

Santander Securities LLC's Exemption Report

Santander Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2019 without exception.

Santander Securities, LLC

I, Jonathan Snyder, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Title: SVP & CFO, SSLLC

February 27, 2020